Exhibit 21.1
LIST OF SUBSIDIARIES OF CVR ENERGY, INC.
     The following is a list of all our subsidiaries and their jurisdictions of incorporation or organization.

Entity	Jurisdiction
Coffeyville Refining & Marketing, Inc.	Delaware
Coffeyville Nitrogen Fertilizers, Inc.	Delaware
Coffeyville Crude Transportation, Inc.	Delaware
Coffeyville Terminal, Inc.	Delaware
Coffeyville Pipeline, Inc.	Delaware
CL JV Holdings, LLC	Delaware
Coffeyville Resources, LLC	Delaware
Coffeyville Resources Nitrogen Fertilizers, LLC	Delaware
Coffeyville Resources Refining & Marketing, LLC	Delaware
Coffeyville Resources Crude Transportation, LLC	Delaware
Coffeyville Resources Terminal, LLC	Delaware
Coffeyville Resources Pipeline, LLC	Delaware
Coffeyville Resources Partners, LP	Delaware